UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38455

MorphoSys AG

(Translation of registrant’s name into English)

Semmelweisstrasse 7

82152 Planegg

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibits

99.1 – Press Release, dated February 5, 2024, 2024

99.2 – Ad Hoc Announcement, dated February 5, 2024

99.3 – Business Combination Agreement, dated February 5, 2024, among MorphoSys AG, Novartis AG and Novartis data24 AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MorphoSys AG
(Registrant)

Date: February 7, 2024	By:	/s/ i.A. Julia Neugebauer
		Name:	Julia Neugebauer
		Title:	VP – Head of IR

Date: February 7, 2024	By:	/s/ i.A. Thomas Biegi
		Name:	Thomas Biegi
		Title:	SVP Corporate Affairs